FOR IMMEDIATE RELEASE - December 9, 2002
TSE: CL, NYSE: CLU

Canada Life Responds to Unsolicited Offer from Manulife
"Proposal does not reflect value of Company": Nield

TORONTO, CANADA - Canada Life Financial Corporation (Canada LifeTM) has been advised that Manulife Financial Corporation will offer to purchase all of the outstanding common shares of Canada Life with a combination of cash and Manulife common shares.

Manulife will offer for each Canada Life common share either (1) $40 in cash or (2) 1.055 Manulife common shares. The offer will be capped at 40% cash and 60% Manulife common shares.

The Board of Directors of Canada Life has formed a special committee with a mandate to review the proposed offer from Manulife, and any alternatives that maximize value for shareholders. The special committee has retained BMO Nesbitt Burns Inc. and Credit Suisse First Boston as financial advisors.

David A. Nield, Chairman and Chief Executive Officer said that, "In my view, this proposal does not reflect the value of our company. We and our professional advisors are reviewing our strategic options."

Canada Life will not discuss any further details about the Manulife proposal until its Board of Directors has met.

Canada Life Financial Corporation, established in 1999, is the holding company for The Canada Life Assurance Company and is traded on the Toronto Stock Exchange under the symbol "CL" and the New York Stock Exchange under the symbol "CLU". The Canada Life Assurance Company, Canada's first domestic life insurance company founded in 1847, has total assets under administration in excess of $65 billion. Headquartered in Toronto, the Company operates in Canada, the United States, the Republic of Ireland, the United Kingdom, Germany, Brazil, Hong Kong and the Caribbean.

All figures in Canadian dollars.
For further information, contact: Media Inquiries: Ardyth Percy-Robb Corporate Communications Vice-President (416) 597-1440, ext 6104 ardyth_percy-robb@canadalife.com	Investor Relations: Brian Lynch Investor Relations Vice-President (416) 597-1440, ext 6693 brian_lynch@canadalife.com